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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               TRENWICK GROUP INC
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


          Delaware                                              06-1152790
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(State of Incorporation or Organization)                       (IRS Employer
                                                             Identification No.)

Metro Center, One Station Place, Stamford, Connecticut             06902
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    (Address of Principal Executive Offices)                     (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.                                  / /

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.                                 /X/

     Securities Act registration statement to which this form relates (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange
          to be so registered                   on which each class is
                                                   to be registered
                 None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights

                                (Title of Class)
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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

      The Board of Directors of Trenwick Group Inc. (the "Company") has declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on September 24, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one two-hundredths of a share of Series B Junior Participating Preferred Stock, par value $.10 per share (the "Preferred Stock"), at a Purchase Price of $125, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

      Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 23, 2007, unless earlier redeemed or exchanged by the Company as described below.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.


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      In the event that a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine (i) not to be inadequate and (ii) to otherwise be in the best interests of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

      For example, at an exercise price of $125 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $250 worth of Common Stock (or other consideration, as noted above) for $125. Assuming that the Common Stock had a per share value of $36.50 at such time, the holder of each valid Right would be entitled to purchase approximately 6.8 shares of Common Stock for $125.

      In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

      At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-hundredths of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock


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having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

      Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

      As of September 19, 1997, there were 11,951,060 shares of Common Stock of the Company outstanding. As of September 19, 1997, options to purchase 911,195 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on September 24, 1997 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Two hundred thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.


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      The Rights Agreement, dated as of September 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights and including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock as an exhibit thereto, is attached hereto as an exhibit. The foregoing description of the Rights Agreement does not purport to be complete and is qualified by reference to the Rights Agreement attached hereto as an exhibit, which is incorporated herein by reference.

ITEM 2.   EXHIBITS.

      1 Rights Agreement, dated as of September 24, 1997, between Trenwick Group Inc. and First Chicago Trust of New York, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Junior Participating Preferred Stock, par value $.10 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Trenwick Group Inc.

                                          By:/s/ James F. Billett, Jr.
                                             -----------------------------------
                                             Name:  James F. Billett, Jr.
                                             Title:   Chairman of the Board,
                                                      President and Chief
                                                      Executive Officer

Dated: September 24, 1997


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